Exhibit 99.1

AEGON improves underlying earnings and capital position in Q2 2009

•	Capital position strengthened

•	EUR 1.6 billion in capital freed up in first half 2009, above full year target

•	Excess capitala) of EUR 3.5 billion by end June

•	Revaluation reserves improve by EUR 3.4 billion, or 40%, a result of narrowing credit spreads

•	IGDb) solvency ratio increases to approximately 202%

•	No interim dividend payment for 2009 – dividend policy remains unchanged

•	Improved earnings

•	Underlying earnings before tax of EUR 404 million, substantial improvement compared with the last two quarters

•	Underlying earnings include lower investment income as result of de-risking measures

•	Fair value items of EUR (31) million include EUR 202 million net gain from higher equity markets, offset by a loss on interest rate hedges

•	Net loss of EUR 161 million, including one-time EUR 385 million loss from sale of Taiwanese life activities

•	Impairments of EUR 393 million, approximately half from US housing market related assets

•	Cost savings well on track to achieve EUR 150 million target

•	Continued profitable sales, despite difficult environment

•	New life sales of EUR 469 million, helped by an increase in US retail sales

•	Net depositsc) of EUR 857 million, due to strong sales of annuities and pensions, and improved persistency

•	Value of new business of EUR 181 million, with overall increase in rates of return

Statement Alex Wynaendts, CEO

“Ensuring that AEGON maintains a strong capital position continues to be front and center in our actions. In the first half of the year, we have exceeded our full-year capital release target. We are also pleased with the further improvement, quarter over quarter, to our underlying earnings, despite the impact of our de-risking measures on investment income. Our strong capital position has allowed us to begin reversing in part the impact of these measures by investing cash in higher yielding quality assets. We have not declared an interim dividend, however our dividend policy remains unchanged. Our decision to pay a full-year dividend will continue to depend on cash flows and AEGON’s capital position at the end of the year.

“We are well on track to achieve our cost savings target for 2009. At the same time, we are working to identify additional cost saving measures with the determination not to undermine the high level of service our customers have come to expect. We are especially pleased by the continued confidence of our customers, as demonstrated by solid retail sales in the United States and net deposits for the quarter.

“We remain convinced that our strategic objectives to strengthen AEGON’s capital position, reduce costs and implement actions to safeguard customer trust are the right ones in the current environment and for the long term. AEGON has weathered the turmoil of the past year and is committed to being in a strong position to maximize the opportunities ahead.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions	Notes	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

Underlying earnings before tax	1	404	(22)	N.M.	596	(32)	382	1,254	(70)

Net income	2	(161)	(173)	7	276	N.M.	(334)	429	N.M.

New life sales	3	469	543	(14)	729	(36)	1,012	1,415	(28)

Gross deposits excluding Institutional Guaranteed Products	4	5,647	6,393	(12)	5,650	(0)	12,040	11,037	9

Value of new business (VNB)		181	201	(10)	212	(15)	382	398	(4)

Return on equity	5	10.3%	(3.3)%	N.M.	11.2%	(8)	3.5%	12.2%	(71)

a)	Excess capital over S&P AA capital adequacy requirements

b)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar I for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The methodology to calculate the ratio for the Netherlands has been adjusted to include the excess value above the technical provisions, calculated according to the local regulatory liability adequacy test, as of Q2 2009. The comparable IGD ratio as per end of Q1 2009 would have been 193%.

c)	Excluding institutional guaranteed products

20090813

Strategic highlights and short-term priorities

Last year, AEGON set out three long-term strategic priorities:

1.	To reallocate capital toward businesses with higher growth and return prospects;

2.	To improve growth and returns from existing businesses;

3.	To manage AEGON as an international company.

Subsequently, AEGON identified and announced three priorities to counter the challenges of the current global financial crisis and position the company for future growth:

•	Focus on capital preservation and accelerate the capital release program;

•	EUR 150 million in cost saving measures for 2009;

•	Develop contingency plans for possible deterioration in financial markets.

AEGON further aims to reduce its earnings sensitivity to financial markets to realize more stable earnings.

Portfolio review

AEGON is continuing to review its portfolio of businesses to ensure they meet the criteria outlined in the company’s strategy. Recent developments:

•	Sale of life business in Taiwan, decreasing AEGON’s long-term interest rate exposure and substantially lowering required economic capital;

•	Withdrawal from Group Risk market in the UK – to release EUR 55 million in capital over next three years.

Consistent with its strategy to allocate capital to businesses and geographies that offer attractive growth and higher return prospects, AEGON completed its acquisition of a 50% stake in Mongeral, Brazil’s sixth largest independent life insurer, and the acquisition of Banca Transilvania’s 50% share in BT AEGON, a Romanian pension business the two companies set up in 2008.

Cost measures

•	Cost saving measures well on track to achieve the full-year EUR150 million target;

•	Operating expenses down 5% in the first half of 2009, excluding impact from restructuring charges, increased employee benefit plan expenses and currency effects.

Capital preservation

•	A total of EUR 1.6 billion in capital released from AEGON’s businesses in H1, above target of EUR 1.5 billion for full year;

•	AEGON started to invest cash in higher yielding quality assets, which will in part reverse earnings impact from de-risking measures;

•	AEGON aims to maintain an amount of excess capital substantially above AA capital adequacy requirements.

Capital management

Excess capital

•	Excess capital at the end of June totaled EUR 3.5 billion over AA capital adequacy requirements, up EUR 0.8 billion from the end of Q1 2009;

•

The positive impact from improved capital markets, the company’s capital release program and statutory earnings were partly offset by impairments and rating migration in the Americas. At the end of Q2 2009, AEGON had an IGD solvency ratio of approximately 200%;

•

Because of uncertain economic conditions, AEGON still expects an elevated level of asset impairments in its investment portfolio in 2009 compared with its long-term assumptions. Impairments negatively impacted the company’s capital position in Q2 2009, reducing excess capital by approximately EUR 0.3 billion. In addition, rating migration in the Americas’ asset portfolio was limited to a EUR 0.1 billion increase in capital requirements.

IFRS core capital

•

At the end of June 2009, core capital, excluding the revaluation account, totaled EUR 15.8 billion, 75% of the total capital base, well above AEGON’s minimum target of 70%7,8). Core capital, including the revaluation reserves, was EUR 10.6 billion, consisting of EUR 7.6 billion in shareholders’ equity and a further EUR 3 billion in convertible core capital securities. AEGON’s revaluation account improved by 40% during Q2 2009, or EUR 3.4 billion, to a negative EUR 5.1 billion. The improved revaluation account was the main driver behind an increase in shareholders’ equity. The revaluation account improved primarily due to the impact of narrowing of credit spreads on bond values.

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Dividend

•

AEGON has not declared an interim dividend to common shareholders for 2009. The company’s dividend policy, however, remains unchanged, i.e. the payment of a dividend depends on the capital position and cash flows of the company. A decision on a final dividend will be announced with the Q4 2009 results.

Risk management

Equity market sensitivities

•

During Q2 2009, AEGON implemented a macro hedge program for equity exposure related to its retail variable annuity portfolio to reduce the sensitivity of AEGON’s capital position to equity market movements. This program, a combination of out-of-the-money put options and linear hedge instruments, is in place for twelve months, but can be extended for a longer period. The hedge instruments will be carried at fair value through profit or loss and will be reported under fair value items.

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Financial Highlights

FINANCIAL OVERVIEW

EUR millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%
Underlying earnings before tax by line of business
Life and protection	266	239	11	252	6	505	504	—
Individual savings and retirement products	62	(313)	N.M.	115	(46)	(251)	231	N.M.
Pensions and asset management	83	42	98	129	(36)	125	250	(50)
Institutional products	29	89	(67)	99	(71)	118	207	(43)
Life reinsurance	13	(23)	N.M.	0	N.M.	(10)	43	N.M.
Distribution	1	6	(83)	8	(88)	7	17	(59)
General insurance	12	(1)	N.M.	20	(40)	11	37	(70)
Interest charges and other	(72)	(63)	(14)	(38)	(89)	(135)	(55)	(145)
Share in net results of associates	10	2	N.M.	11	(9)	12	20	(40)

Underlying earnings before tax	404	(22)	N.M.	596	(32)	382	1,254	(70)

Over/(under) performance of fair value items	(31)	(197)	84	48	(165)	(228)	(393)	42

Operating earnings before tax	373	(219)	N.M.	644	(42)	154	861	(82)

Operating earnings before tax by line of business
Life and protection	270	179	51	264	2	449	477	(6)
Individual savings and retirement products	88	(306)	N.M.	139	(37)	(218)	81	N.M.
Pensions and asset management	35	(135)	N.M.	97	(64)	(100)	78	N.M.
Institutional products	131	13	N.M.	155	(15)	144	100	44
Life reinsurance	61	59	3	3	N.M.	120	34	N.M.
Distribution	1	6	(83)	8	(88)	7	17	(59)
General insurance	12	(1)	N.M.	20	(40)	11	37	(70)
Interest charges and other	(235)	(36)	N.M.	(53)	N.M.	(271)	17	N.M.
Share in net results of associates	10	2	N.M.	11	(9)	12	20	(40)

Operating earnings before tax	373	(219)	N.M.	644	(42)	154	861	(82)

Gains/(losses) on investments	35	173	(80)	(212)	N.M.	208	(126)	N.M.
Impairment charges	(393)	(386)	(2)	(98)	N.M.	(779)	(130)	N.M.
Other income/(charges)	(353)	(23)	N.M.	9	N.M.	(376)	(45)	N.M.

Income before tax	(338)	(455)	26	343	N.M.	(793)	560	N.M.
Income tax	177	282	(37)	(67)	N.M.	459	(131)	N.M.

Net income	(161)	(173)	7	276	N.M.	(334)	429	N.M.

Net underlying earnings	357	(14)	N.M.	437	(18)	343	940	(64)
Net operating earnings	331	(163)	N.M.	479	(31)	168	654	(74)

Underlying earnings geographically
Americas	280	(68)	N.M.	441	(37)	212	919	(77)
The Netherlands	129	72	79	116	11	201	229	(12)
United Kingdom	20	7	186	48	(58)	27	93	(71)
Other countries	47	30	57	29	62	77	68	13
Holding and other	(72)	(63)	(14)	(38)	(89)	(135)	(55)	(145)

Underlying earnings before tax	404	(22)	N.M.	596	(32)	382	1,254	(70)

Operating earnings geographically
Americas	461	(100)	N.M.	541	(15)	361	645	(44)
The Netherlands	76	(118)	N.M.	79	(4)	(42)	38	N.M.
United Kingdom	22	4	N.M.	48	(54)	26	93	(72)
Other countries	49	31	58	29	69	80	68	18
Holding and other	(235)	(36)	N.M.	(53)	N.M.	(271)	17	N.M.

Operating earnings before tax	373	(219)	N.M.	644	(42)	154	861	(82)

Commissions and expenses	1,504	1,618	(7)	1,515	(1)	3,122	2,931	7
of which operating expenses	814	842	(3)	772	5	1,656	1,555	6

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Overview

AEGON reported a net loss of EUR 161 million for Q2 2009, including a one-time EUR 385 million loss from the sale of the company’s Taiwanese life insurance business. Excluding this one-time loss, net income was EUR 224 million, a strong improvement compared with previous quarters.

Underlying earnings before tax amounted to EUR 404 million, a substantial increase from the first quarter of 2009.

Fair value items contributed a negative EUR 31 million to earnings in Q2 2009, again a strong improvement compared with recent quarters.

Net income during the second quarter of 2009 was negatively impacted by impairment charges of EUR 393 million, associated in part with investments in structured residential mortgage assets in the Americas. Impairments of EUR 330 million in the Americas would have amounted EUR 255 million under US GAAP.

Net income in the second quarter of 2009 also included a tax gain of EUR 228 million related to cross border intercompany reinsurance transactions between Ireland and the United States. This gain was a partial reversal of previous tax charges from these internal transactions during 2008.

Underlying earnings before tax

In Q2 2009, underlying earnings before tax for the company totaled EUR 404 million, a substantial improvement compared with recent quarters. Underlying earnings were impacted by a few exceptional items totaling EUR 36 million. Excluding these exceptional items, underlying earnings would have been EUR 440 million. Underlying earnings were also impacted by de-risking measures in the first half of 2009, which affected earnings by EUR 45 million. The main exceptional items were:

•	US employee benefit plan accounting mismatch of EUR (15) million;

•	Restructuring charges of EUR (18) million;

•	Accelerated amortization of DPAC related to universal life in Canada of EUR (23) million;

•	Reserve adjustments of EUR 20 million.

Underlying earnings in the Americas improved significantly compared with Q1 2009 when lower equity markets led to a strengthening in minimum guarantee reserves and accelerated amortization of deferred policy acquisition costs (DPAC).

Compared with Q2 2008 however, earnings from the Americas decreased to USD 371 million, a result of lower investment spreads, reduced fees from lower asset balances, increased employee benefit plan expenses (USD 60 million), accelerated amortization of DPAC in the Life and Protection line (USD 30 million), and one-time restructuring costs (USD 14 million) related to cost saving initiatives. In Q2 2008, earnings from the Americas had included a one-off reserve strengthening of USD 49 million in the life reinsurance business.

In the Netherlands, underlying earnings totaled EUR 129 million, including a one-time EUR 20 million release of provisions.

Underlying earnings in the United Kingdom, meanwhile, totaled GBP 17 million, lower than Q2 2008, due primarily to the impact of lower equity and corporate bond markets on fund related charges in the pension business.

Underlying earnings from Other countries, which exclude earnings from the Taiwanese life business this quarter, amounted to EUR 47 million, up from EUR 29 million in Q2 2008. Earnings for the second quarter 2008 had included a EUR 6 million underlying loss in Taiwan. The increase in earnings in Other Countries was the result of a strong earnings performance from AEGON’s operations in Central & Eastern Europe and the company’s bancassurance joint ventures in Spain.

Net income

Net income for the second quarter of 2009 included a total underperformance of fair value items of EUR 31 million. Fair value items primarily include certain (alternative) investment classes, as well as a number of products containing financial guarantees.

In the Americas, fair value items showed an overperformance of USD 240 million, a result primarily of increased market values for credit derivatives, as well as a positive contribution from both total return annuities and the impact of lower implied equity market volatilities on the fair value of GMWB guarantees. The results of AEGON’s macro equity hedge program are reported under fair value items and amounted to a gain of USD 26 million in the second quarter 2009. Alternative assets in the Americas, such as real estate partnerships and private equity, however, showed an underperformance.

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In Q2 2009, fair value items included a EUR 54 million charge related to fair value movements of guarantees and related hedges in the Netherlands. During the second quarter of 2009, a EUR 186 million gain from higher equity markets, as well as the benefit from lower equity market volatility, were more than offset by losses from the company’s program for managing guarantee related interest exposures.

Three bonds issued by AEGON N.V. and their hedge instruments are held at fair value through profit or loss. In previous quarters, the widening of AEGON’s credit spread had a positive contribution to earnings. In Q2 2009 however, AEGON’s credit spread narrowed substantially, leading to a loss of EUR 163 million.

Gains on investments

Gains on investments during the second quarter of 2009 amounted to EUR 35 million, including gains on economic hedges. These gains were partly offset by losses from the revaluation of direct residential real estate investments in the Netherlands.

Impairment charges

Impairments during the second quarter of 2009 totaled EUR 393 million. This included EUR 123 million relating to subprime mortgage asset backed securities and a further EUR 85 million to residential mortgage backed securities, both in the Americas. The remainder was mainly related to corporate credits in the Americas, the United Kingdom and the Netherlands. Impairments of EUR 330 million in the Americas would have amounted to EUR 255 million under US GAAP.

Tax

Net income in the second quarter of 2009 included a tax gain of EUR 228 million related to cross border intercompany reinsurance transactions between Ireland and the United States. These reinsurance transactions are accounted for at fair value in both tax jurisdictions. While losses in the United States were taxed at 35%, gains in Ireland were taxed at 12.5%. The gain was a partial reversal of previous tax charges on these internal transactions in 2008.

The loss from the sale of AEGON’s Taiwanese life activities did not lead to tax relief on earnings for the second quarter of 2009.

Commissions and expenses

Compared with Q1 2009, commissions and expenses decreased by 7% to EUR 1.5 billion. Operating expenses were down 3% to EUR 814 million as a result of cost saving initiatives, partly offset by restructuring charges and higher employee benefit plan expenses. Excluding the impact from restructuring charges, increased employee benefit plan expenses and currencies, operating expenses were down 5% in the first half of 2009 compared with the same period last year.

Compared with Q2 2008, commissions and expenses were down 5% on a constant currency basis. On the same basis, operating expenses were up 1% as an increase in employee benefit plan expenses and restructuring charges offset further cost savings. Operating expenses also increased as a result of acquisitions in Central & Eastern Europe in 2008 and the inclusion of new joint ventures in Spain.

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SALES

EUR millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%
New life sales
Life single premiums	1,504	2,025	(26)	2,880	(48)	3,529	5,637	(37)
Life recurring premiums annualized	318	341	(7)	441	(28)	659	851	(23)

Total recurring plus 1/10 single	469	543	(14)	729	(36)	1,012	1,415	(28)

New premium production accident and health insurance	146	164	(11)	141	4	310	307	1
New premium production general insurance	11	12	(8)	16	(31)	23	32	(28)

Gross deposits (on and off balance) by line of business
Fixed annuities	928	1,628	(43)	875	6	2,556	1,181	116
Variable annuities	949	714	33	717	32	1,663	1,402	19
Saving deposits	779	580	34	688	13	1,359	1,336	2
Retail mutual funds	671	642	5	908	(26)	1,313	1,472	(11)
Pensions and asset management	2,319	2,829	(18)	2,461	(6)	5,148	5,644	(9)
Institutional guaranteed products	1,115	1,848	(40)	3,481	(68)	2,963	6,730	(56)
Life reinsurance	1	—	N.M.	1	—	1	2	(50)

Total gross deposits	6,762	8,241	(18)	9,131	(26)	15,003	17,767	(16)
Total gross deposits excl. institutional guaranteed products	5,647	6,393	(12)	5,650	—	12,040	11,037	9

Net deposits (on and off balance) by line of business
Fixed annuities	145	688	(79)	(24)	N.M.	833	(819)	N.M.
Variable annuities	412	78	N.M.	(102)	N.M.	490	(254)	N.M.
Saving deposits	43	(67)	N.M.	114	(62)	(24)	42	N.M.
Retail mutual funds	23	(98)	N.M.	416	(94)	(75)	587	N.M.
Pensions and asset management	246	506	(51)	180	37	752	1,350	(44)
Institutional guaranteed products	(1,432)	(2,354)	39	401	N.M.	(3,786)	(794)	N.M.
Life reinsurance	(12)	(16)	25	(14)	14	(28)	(29)	3

Total net deposits	(575)	(1,263)	54	971	N.M.	(1,838)	83	N.M.
Total net deposits excl. institutional guaranteed products	857	1,091	(21)	570	50	1,948	877	122

REVENUE GENERATING INVESTMENTS
	June 30, 2009	Mar. 31, 2009%
Revenue generating investments (total)	341,815	334,280	2

Investments general account	131,533	133,130	(1)
Investments for account of policyholders	112,107	103,312	9
Off balance sheet investments third parties	98,175	97,838	—

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Sales

Total new life sales in Q2 2009, excluding Taiwan, were down 13% compared with Q1 2009.

Total new life sales in the Americas were in line with Q1 2009. Retail life sales increased 7% from Q1 2009 reflecting expanded distribution, particularly in the term life insurance market, offset by lower sales of both BOLI/COLI and life reinsurance.

In the Netherlands, pension sales slowed significantly during the second quarter of 2009 and proved volatile after the standstill in the group pension market during the third and fourth quarters of last year. The first quarter of 2009 had seen strong group pension sales.

New life sales in the United Kingdom in the second quarter of the year were down 16% compared with Q1 2009, due primarily to a decline in sales of annuities.

In Other countries new life sales, excluding Taiwan, increased by 9% compared with Q1 2009. New life sales in Spain rose to EUR 24 million, a reflection of higher sales at AEGON’s bancassurance joint ventures. Sales through Caja de Ahorros del Mediterráneo (CAM), AEGON’s largest bank partner in Spain, remained strong at EUR 57 million (on a 100% basis) in Q2 2009. It should be noted that CAM is an associate of AEGON and its results are therefore not consolidated.

In Central & Eastern Europe, new life sales totaled EUR 18 million, up 13% compared with Q1 2009, due to higher recurring premium sales.

With the exception of Spain, all country units showed a decline in sales compared with Q2 2008. In Other countries, sales were down year-on-year primarily as a result of the sale of AEGON’s Taiwanese life business and lower unit-linked sales in Central & Eastern Europe. Sales were also affected by a decline in certain parts of the retail market in the Americas, as well as lower life reinsurance sales and the impact of the financial crisis on sales of BOLI/COLI contracts. In the United Kingdom, sales declined year-on-year across most lines of business. Q2 2008 had been a record sales quarter in the United Kingdom. Sales in the Netherlands were also down year-on-year, primarily because of a slowdown in the Dutch group pension market and lower demand for unit-linked products, as well as lower annuity sales due to conservative pricing.

Deposits

Total gross deposits of EUR 5.6 billion in Q2 2009, both on and off balance, excluding institutional guaranteed products, were down 12% compared with Q1 2009. The decline was due mainly to lower fixed annuity deposits in the Americas – the result of a reduction in AEGON’s crediting rates since the end of Q1 2009. Pension deposits in the Americas remained strong, but were down compared with the previous quarter, a reflection of seasonal factors. Sales of variable annuities were up by 33% compared with Q1 2009 due to improved markets.

Gross deposits in Other countries amounted to EUR 653 million, down from the previous quarter as a result of a decline in sales from AEGON’s asset management joint venture in China. Gross deposits in Central & Eastern Europe were up 7% compared with Q1 2009. Despite an adverse economic environment, pension deposits remained strong, reflecting the overall growth of the business. In Q2 2009, deposits in Other countries also included sales of European variable annuities, amounting to EUR 162 million.

Net deposits, excluding institutional guaranteed products, totaled EUR 0.9 billion, an increase compared with Q2 2008, but a decrease compared with Q1 2009. Compared with the first quarter of 2009, net inflows in fixed annuities and the pension and asset management business in the Americas declined. The variable annuities and mutual fund businesses both saw strong sales and lower outflows, leading to net inflows during Q2 2009. Net deposits in Other countries declined compared with Q1 2009, primarily as a result of outflows from AEGON’s Chinese asset management joint venture.

Value of new business

Value of new business (VNB) amounted to EUR 181 million in the Q2 2009. Declines in VNB compared with Q1 2009 in the Americas, the United Kingdom and Central & Eastern Europe were partly offset by increases in the Netherlands and Spain. AEGON’s internal rate of return amounted to 21.9%, higher than Q1 2009, a result of improved returns in most country units, and a change in the geographical mix of new business.

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Appendix I • Americas • The Netherlands • United Kingdom • Other countries

FINANCIAL OVERVIEW, Q2 2009 GEOGRAPHICALLY

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
217	11	Life and protection	159	75	14	18	—	266
79	—	Individual savings and retirement products	66	(10)	—	6	—	62
17	8	Pensions and asset management	13	57	8	5	—	83
41	—	Institutional products	29	—	—	—	—	29
17	—	Life reinsurance	13	—	—	—	—	13
—	(2)	Distribution	—	3	(2)	—	—	1
—	—	General insurance	—	4	—	8	—	12
		Interest charges and other					(72)	(72)
—	—	Share in net results of associates	—	—	—	10	—	10

371	17	Underlying earnings before tax	280	129	20	47	(72)	404

240	2	Over/(under) performance of fair value items	181	(53)	2	2	(163)	(31)

611	19	Operating earnings before tax	461	76	22	49	(235)	373

		Operating earnings before tax by line of business
228	11	Life and protection	167	71	14	18	—	270
110	—	Individual savings and retirement products	90	(10)	—	8	—	88
15	10	Pensions and asset management	12	8	10	5	—	35
174	—	Institutional products	131	—	—	—	—	131
84	—	Life reinsurance	61	—	—	—	—	61
—	(2)	Distribution	—	3	(2)	—	—	1
—	—	General insurance	—	4	—	8	—	12
		Interest charges and other					(235)	(235)
—	—	Share in net results of associates	—	—	—	10	—	10

611	19	Operating earnings before tax	461	76	22	49	(235)	373

(4)	25	Gains/(losses) on investments	(3)	(42)	28	2	50	35
(449)	(31)	Impairment charges	(330)	(28)	(35)	—	—	(393)
—	30	Other income/(charges)	(1)	—	33	(385)	—	(353)

158	43	Income before tax	127	6	48	(334)	(185)	(338)
214	(25)	Income tax	155	(2)	(28)	(9)	61	177

372	18	Net income	282	4	20	(343)	(124)	(161)

343	21	Net underlying earnings	259	93	24	38	(57)	357
505	22	Net operating earnings	380	54	25	40	(168)	331

Local knowledge. Global power. | Page 9 of 33

Americas

•	Underlying earnings before tax of USD 371 million, a substantial improvement on recent quarters

•	Net income includes USD 240 million contribution from fair value items driven by tightening credit spreads and lower equity market volatilities

•	Impairments of USD 449 million, primarily on mortgage-backed assets and corporate bonds

•	Retail life sales up compared to Q1 2009; net deposits of USD 1.0 billion (excluding institutional guaranteed products)

Overview

Earnings from the Americas in Q2 2009 were up significantly compared to Q1 2009 as financial markets improved during the quarter. Compared with last year however, earnings from the Americas decreased to USD 371 million, mainly due to lower investment spreads, reduced fees from lower asset balances, increased employee benefit plan expenses (USD 60 million), accelerated amortization of DPAC in the Life and Protection line (USD 30 million), and one-time restructuring costs (USD 14 million) related to cost savings initiatives. In Q2 2008, earnings from the Americas had included a one-off reserve strengthening of USD 49 million in the life reinsurance business.

Net impairments amounted to USD 449 million, of which USD 284 million was related to structured residential mortgage asset impairments. Impairments would have amounted to USD 340 million under US GAAP.

Net income also included a tax gain related to cross border intercompany reinsurance transactions between Ireland and the United States (USD 305 million).

Retail life sales increased 7% over Q1 2009 reflecting expanded distribution, particularly in the term life insurance market.

Underlying earnings before tax

AEGON reported underlying earnings before tax in the Americas for Q2 2009 of USD 371 million, a strong improvement compared to an underlying loss of USD 88 million in Q1 2009. However, underlying earnings declined compared to Q2 2008:

•

Earnings from Life & Protection amounted to USD 217 million and included several one-off items; USD 30 million DPAC charge in the Canadian life business, USD 18 million in reserve strengthening in the US life business and USD 8 million of restructuring charges, partially offset by USD 21 million of reserve releases in accident and health. Earnings also include USD 33 million in increased employee benefit plan expenses and the impact of lower investment spreads and reduced fee income;

•

Individual Savings & Retirement earnings totaled USD 79 million. The decline in earnings compared to Q2 2008 was the result primarily of lower fee income in the variable annuity and mutual fund business, as well as a narrowing of spreads. Earnings in Q2 2009 included USD 10 million from increased employee benefit plan expenses;

•

Pensions & Asset Management earnings decreased to USD 17 million from USD 50 million in Q2 2008, a result mainly of lower fees from reduced asset balances and increased employee benefit plan expenses (USD 10 million);

•

Earnings from the Institutional business amounted to USD 41 million, down from USD 155 million in Q2 2008. Earnings last year had benefited from a widening in spreads due to a decline in short-term rates. In Q2 2009, earnings were severely impacted by narrowing in spreads as a result of a higher asset allocation to cash following the decision to scale down AEGON’s institutional spread business;

•

In the Life Reinsurance business underlying earnings amounted to USD 17 million. Earnings in Q2 2008 included a USD 49 million reserve strengthening charge. Earnings in Q2 2009 were affected by adverse mortality experience (USD 10 million), as well as lower investment spreads.

Local knowledge. Global power. | Page 10 of 33

Net income

AEGON reported net income in the Americas for Q2 2009 of USD 372 million.

Fair value items showed an overperformance of USD 240 million, a result primarily of increased market values for credit derivatives, as well as a positive contribution from total return annuities and the positive impact of lower implied equity market volatilities on the fair value of GMWB guarantees and GMWB related hedges. The gain from AEGON’s macro equity hedge program amounted to USD 26 million in the second quarter of 2009. Alternative assets, like real estate partnerships, as well as private equity, underperformed.

Net income in the Americas included USD 449 million in net impairments, of which the majority (USD 284 million) was related to structured asset impairments, including securities backed by subprime mortgages (USD 169 million). Impairments would have amounted to USD 340 million under US GAAP.

Net income included a tax gain related to cross border intercompany reinsurance transactions (USD 305 million) between Ireland and the United States. These reinsurance transactions were accounted for at fair value in both tax jurisdictions, while losses in the United States were taxed at 35% and gains in Ireland were taxed at 12.5%. The gain was a partial reversal of previous tax charges on these internal transactions in 2008.

Commissions and expenses

Total commissions and expenses were down 5% in Q2 2009 compared to the same period last year. Q2 2009 operating expenses were up 4% due to an increase in employee benefit plan expenses of USD 60 million as well as restructuring expenses of USD 14 million.

Sales and deposits

Total new life sales in the Americas were in line with Q1 2009. Retail life sales increased 7% over Q1 2009 reflecting expanded distribution, particularly in the term life insurance market, offset by lower sales of both BOLI/COLI and life reinsurance.

Sales of accident and health products were down 10% compared with Q2 2008, the result partly of a decision to discontinue the auto credit business.

Total gross deposits, excluding institutional guaranteed products, were down 14% compared to Q1 2009. Net deposits, excluding institutional guaranteed products, totaled USD 1.0 billion in Q2 2009.

Following the reduction in AEGON’s crediting rates since the end of Q1 2009, fixed annuities sales were down, in line with expectations. Sales of variable annuities rose by 37% due to improved market conditions. Retail mutual fund sales recovered from the low levels seen during the previous quarters, a result of higher equity markets.

Sales of retirement plans in the pension business continued to be strong, particularly taking into account the impact of lower financial markets. Institutional guaranteed products sales were low, following AEGON’s decision early 2009 to scale down its institutional spread based business.

Value of new business

Value of new business in the Americas amounted to USD 90 million, down from Q1 2009. The internal rate of return (IRR) was 11.1%, an improvement compared to Q1 2009. The decline in VNB is primarily the result of lower fixed annuity sales, offset by higher volumes and a more profitable product mix in the retail life business.

Please refer to page 30 for more detailed information on VNB.

Revenue-generating investments

AEGON’s total revenue-generating investments in the Americas at the end of June 2009 totaled USD 295 billion, up 6% from three months earlier.

Local knowledge. Global power. | Page 11 of 33

AMERICAS - EARNINGS

USD millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

Underlying earnings before tax by line of business
Life	118	153	(23)	214	(45)	271	373	(27)
Accident and health	99	68	46	94	5	167	209	(20)

Life and protection	217	221	(2)	308	(30)	438	582	(25)
Fixed annuities	60	86	(30)	105	(43)	146	200	(27)
Variable annuities	29	(480)	N.M.	68	(57)	(451)	138	N.M.
Retail mutual funds	(10)	(9)	(11)	3	N.M.	(19)	7	N.M.

Individual savings and retirement products	79	(403)	N.M.	176	(55)	(324)	345	N.M.
Pensions and asset management	17	10	70	50	(66)	27	95	(72)
Institutional guaranteed products	30	105	(71)	141	(79)	135	282	(52)
BOLI/COLI	11	12	(8)	14	(21)	23	35	(34)

Institutional products	41	117	(65)	155	(74)	158	317	(50)
Life reinsurance	17	(30)	N.M.	1	N.M.	(13)	66	N.M.
Share in net results of associates	—	3	N.M.	1	N.M.	(3)	2	N.M.

Underlying earnings before tax	371	(88)	N.M.	691	(46)	283	1,407	(80)

Over/(under) performance of fair value items	240	(42)	N.M.	141	70	198	(419)	N.M.

Operating earnings before tax	611	(130)	N.M.	832	(27)	481	988	(51)

Operating earnings before tax by line of business
Life	132	120	10	232	(43)	252	367	(31)
Accident and health	96	56	71	98	(2)	152	207	(27)

Life and protection	228	176	30	330	(31)	404	574	(30)
Fixed annuities	81	41	98	133	(39)	122	141	(13)
Variable annuities	39	(426)	N.M.	69	(43)	(387)	(34)	N.M.
Retail mutual funds	(10)	(9)	(11)	3	N.M.	(19)	7	N.M.

Individual savings and retirement products	110	(394)	N.M.	205	(46)	(284)	114	N.M.
Pensions and asset management	15	(3)	N.M.	54	(72)	12	92	(87)
Institutional guaranteed products	166	8	N.M.	218	(24)	174	119	46
BOLI/COLI	8	10	(20)	17	(53)	18	34	(47)

Institutional products	174	18	N.M.	235	(26)	192	153	25
Life reinsurance	84	76	11	7	N.M.	160	53	N.M.
Share in net results of associates	—	(3)	N.M.	1	N.M.	(3)	2	N.M.

Operating earnings before tax	611	(130)	N.M.	832	(27)	481	988	(51)

Gains/(losses) on investments	(4)	36	N.M.	(73)	95	32	(144)	N.M.
Impairment charges	(449)	(370)	(21)	(126)	N.M.	(819)	(147)	N.M.
Other income/(charges)	—	1	N.M.	—	N.M.	1	—	N.M.

Income before tax	158	(463)	N.M.	633	(75)	(305)	697	N.M.
Income tax	214	290	(26)	(179)	N.M.	504	(282)	N.M.

Net income	372	(173)	N.M.	454	(18)	199	415	(52)

Net underlying earnings	343	(57)	N.M.	502	(32)	286	1,024	(72)
Net operating earnings	505	(90)	N.M.	616	(18)	415	727	(43)

Commissions and expenses	1,262	1,311	(4)	1,328	(5)	2,573	2,497	3
of which operating expenses	577	562	3	555	4	1,139	1,102	3

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 12 of 33

AMERICAS - SALES

USD millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

New life sales
Life single premiums	138	91	52	218	(37)	229	459	(50)
Life recurring premiums annualized	170	173	(2)	240	(29)	343	478	(28)

Total recurring plus 1/10 single	184	182	1	262	(30)	366	524	(30)

Life	137	128	7	184	(26)	265	371	(29)
BOLI/COLI	—	2	N.M.	6	N.M.	2	20	(90)
Life reinsurance	47	52	(10)	72	(35)	99	133	(26)

Total recurring plus 1/10 single	184	182	1	262	(30)	366	524	(30)

New premium production accident and health insurance	193	203	(5)	215	(10)	396	452	(12)

Gross deposits (on and off balance) by line of business
Fixed annuities	1,292	2,120	(39)	1,349	(4)	3,412	1,808	89
Variable annuities	1,071	780	37	1,047	2	1,851	2,021	(8)
Retail mutual funds	513	307	67	886	(42)	820	1,659	(51)
Pensions and asset management	2,623	3,169	(17)	3,130	(16)	5,792	7,382	(22)
Institutional guaranteed products	1,548	2,407	(36)	5,433	(72)	3,955	10,303	(62)
Life reinsurance	1	—	N.M.	1	—	1	3	(67)

Total gross deposits	7,048	8,783	(20)	11,846	(41)	15,831	23,176	(32)
Total gross deposits excl. institutional guaranteed products	5,500	6,376	(14)	6,413	(14)	11,876	12,873	(8)

Net deposits (on and off balance) by line of business
Fixed annuities	216	896	(76)	(62)	N.M.	1,112	(1,254)	N.M.
Variable annuities	353	(40)	N.M.	(228)	N.M.	313	(507)	N.M.
Retail mutual funds	104	(256)	N.M.	474	(78)	(152)	721	N.M.
Pensions and asset management	331	1,053	(69)	489	(32)	1,384	2,133	(35)
Institutional guaranteed products	(1,989)	(3,065)	35	576	N.M.	(5,054)	(1,216)	N.M.
Life reinsurance	(18)	(20)	10	(21)	14	(38)	(44)	14

Total net deposits	(1,003)	(1,432)	30	1,228	N.M.	(2,435)	(167)	N.M.
Total net deposits excl. institutional guaranteed products	986	1,633	(40)	652	51	2,619	1,049	150

REVENUE GENERATING INVESTMENTS
	June 30, 2009	Mar. 31, 2009%
Revenue generating investments (total)	295,325	279,399	6

Investments general account	123,131	117,934	4
Investments for account of policyholders	62,000	55,791	11
Off balance sheet investments third parties	110,194	105,674	4

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 13 of 33

The Netherlands

•	Underlying earnings before tax increase to EUR 129 million

•	Life sales of EUR 32 million; decline from Q1 due to volatility in group pension market

•	Value of new business rises to EUR 36 million, a result of high margins on mortgage sales

Overview

AEGON reported underlying earnings of EUR 129 million in the Netherlands in Q2 2009. Earnings in Q2 2009 included a one-time EUR 20 million release of provisions.

Fair value items underperformed long-term expectations. Impairments, primarily on bonds, totaled EUR 28 million, while investment losses, largely due to the revaluation of investments in residential real estate in the Netherlands, amounted to EUR 42 million.

Underlying earnings before tax

•	Earnings from Life & Protection amounted to EUR 75 million, up from Q2 2008 primarily because of a EUR 20 million one-time release of provisions and higher investment income in the Life business;

•	The Savings business reported a loss of EUR 10 million, due to continued pressure on margins and volumes from fierce competition in the savings market;

•

Earnings from Pensions & Asset Management amounted to EUR 57 million, slightly down from earnings in Q2 2008, which had included a one-time release of accruals. Technical results improved compared to Q2 2008, but lower asset balances resulted in lower fee income;

•	Earnings from Distribution amounted to EUR 3 million, down from Q2 2008 because of a slowdown in the real estate market;

•	General insurance earnings totaled EUR 4 million, lower than Q2 2008 due to higher claims.

Net income

Fair value items in Q2 2009 included a EUR 54 million charge from the net impact of movements in the fair value of guarantees and related hedges. The significant benefits of higher equity markets and lower equity market volatility were more than offset by losses from the company’s program for managing guarantee-related interest exposures.

Impairments of EUR 28 million were related primarily to corporate credit investments. Net losses on investments in Q2 2009 amounted to EUR 42 million, mainly the result of a revaluation of direct residential real estate investments (EUR 29 million). AEGON has a direct real estate portfolio of EUR 2.1 billion, mainly invested in residential housing in the Netherlands.

Commissions and expenses

Commissions and expenses were down 8%, while operating expenses decreased by 7%, both compared to Q2 2008. Operating expenses were down as a result of cost initiatives taken during the quarter, e.g. a reduction in staff and in project-related expenses.

Sales and deposits

Pension sales slowed significantly during the quarter and proved volatile after the standstill in the Dutch group pension market during the third and fourth quarters of last year. The first quarter this year had seen strong group pension sales. Sales of single premium individual life products were down compared to Q1 2009, following increased pricing competition in the immediate annuity market.

Net mortgage production in the second quarter of 2009 amounted to EUR 537 million. AEGON sells mainly mortgages with a national mortgage guarantee (NHG).

Gross deposits were up 42% compared with Q1 2009. Net deposits in the savings business showed an improvement from the previous quarter, because of seasonal factors.

Local knowledge. Global power. | Page 14 of 33

Value of new business

The value of new business increased to EUR 36 million, while the internal rate of return improved to 29%. The IRR benefited from both high margins and low capital requirements on the mortgage production.

Please refer to page 30 for more detailed information on VNB.

Revenue-generating investments

By the end of June 2009, AEGON’s revenue-generating investments in the Netherlands increased 4% to EUR 65.8 billion.

Local knowledge. Global power. | Page 15 of 33

THE NETHERLANDS - EARNINGS

EUR millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

Underlying earnings before tax by line of business
Life	68	44	55	29	134	112	61	84
Accident and health	7	11	(36)	4	75	18	12	50

Life and protection	75	55	36	33	127	130	73	78
Saving products	(10)	(9)	(11)	—	N.M.	(19)	1	N.M.

Individual savings and retirement products	(10)	(9)	(11)	—	N.M.	(19)	1	N.M.
Pensions and asset management	57	26	119	60	(5)	83	111	(25)
Distribution	3	9	(67)	8	(63)	12	19	(37)
General insurance	4	(9)	N.M.	9	(56)	(5)	19	N.M.
Share in net results of associates	—	—	N.M.	6	N.M.	—	6	N.M.

Underlying earnings before tax	129	72	79	116	11	201	229	(12)

Over/(under) performance of fair value items	(53)	(190)	72	(37)	(43)	(243)	(191)	(27)

Operating earnings before tax	76	(118)	N.M.	79	(4)	(42)	38	N.M.

Operating earnings before tax by line of business
Life	64	18	N.M.	27	137	82	40	105
Accident and health	7	11	(36)	4	75	18	12	50

Life and protection	71	29	145	31	129	100	52	92
Saving products	(10)	(9)	(11)	—	N.M.	(19)	1	N.M.

Individual savings and retirement products	(10)	(9)	(11)	—	N.M.	(19)	1	N.M.
Pensions and asset management	8	(138)	N.M.	25	(68)	(130)	(59)	(120)
Distribution	3	9	(67)	8	(63)	12	19	(37)
General insurance	4	(9)	N.M.	9	(56)	(5)	19	N.M.
Share in net results of associates	—	—	N.M.	6	N.M.	—	6	N.M.

Operating earnings before tax	76	(118)	N.M.	79	(4)	(42)	38	N.M.

Gains/(losses) on investments	(42)	110	N.M.	(115)	63	68	(39)	N.M.
Impairment charges	(28)	(78)	64	(4)	N.M.	(106)	(21)	N.M.

Income before tax	6	(86)	N.M.	(40)	N.M.	(80)	(22)	N.M.
Income tax	(2)	45	N.M.	45	N.M.	43	46	(7)

Net income	4	(41)	N.M.	5	(20)	(37)	24	N.M.

Net underlying earnings	93	55	69	92	1	148	184	(20)
Net operating earnings	54	(87)	N.M.	64	(16)	(33)	42	N.M.

Commissions and expenses	274	307	(11)	299	(8)	581	609	(5)
of which operating expenses	192	217	(12)	207	(7)	409	426	(4)

Local knowledge. Global power. | Page 16 of 33

THE NETHERLANDS - SALES

EUR millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

New life sales
Life single premiums	145	391	(63)	443	(67)	536	888	(40)
Life recurring premiums annualized	17	23	(26)	24	(29)	40	50	(20)

Total recurring plus 1/10 single	32	62	(48)	68	(53)	94	139	(32)

Life	19	23	(17)	23	(17)	42	54	(22)
Pensions	13	39	(67)	45	(71)	52	85	(39)

Total recurring plus 1/10 single	32	62	(48)	68	(53)	94	139	(32)

New premium production accident and health insurance	3	7	(57)	3	—	10	9	11
New premium production general insurance	6	7	(14)	7	(14)	13	15	(13)

Gross deposits (on and off balance) by line of business
Saving deposits	779	580	34	688	13	1,359	1,336	2
Pensions and asset management	62	11	N.M.	80	(23)	73	127	(43)

Total gross deposits	841	591	42	768	10	1,432	1,463	(2)

Net deposits (on and off balance) by line of business
Saving deposits	43	(67)	N.M.	114	(62)	(24)	42	N.M.
Pensions and asset management	(73)	(113)	35	68	N.M.	(186)	104	N.M.

Total net deposits	(30)	(180)	83	182	N.M.	(210)	146	N.M.

REVENUE GENERATING INVESTMENTS
	June 30, 2009	Mar. 31, 2009%
Revenue generating investments (total)	65,772	63,427	4

Investments general account	33,907	32,875	3
Investments for account of policyholders	20,065	19,357	4
Off balance sheet investments third parties	11,800	11,195	5

Local knowledge. Global power. | Page 17 of 33

United Kingdom

•	Underlying earnings before tax of GBP 17 million, down primarily due to lower fund related charges in the pension business

•	New life sales decline 16% compared to Q1 2009, driven by annuities

•	VNB down compared to Q1 2009 following change in product mix

Overview

Lower bond and equity markets compared to Q2 2008 led to a decline in underlying earnings from the United Kingdom. Sales were down across most products compared to both Q1 2009 and Q2 2008. Q2 2008 had been a record quarter in terms of total sales. Value of new business was down as well, due to declines in volumes.

Please note that results from variable annuities are included in the Other countries section of the results release from Q1 2009.

Underlying earnings before tax

Underlying earnings before tax declined to GBP 17 million compared to Q2 2008, due primarily to the impact of lower equity and corporate bond markets on fund related charges in AEGON’s unit-linked pension business in the United Kingdom.

•

Earnings from Life & Protection totaled GBP 11 million in the second quarter of 2009, in line with last year. Growth in the annuity and protection business and favorable mortality results were offset by one-time charges related to the withdrawal from the group employee benefit business and lower investment income;

•

Earnings from Pensions & Asset Management amounted to GBP 8 million, a decline of GBP 19 million, due to a decrease in fund related charges as a result of lower equity and bond markets. Compared to Q1 2009 however, earnings were higher, due to an improvement in financial markets during the second quarter;

•	Distribution activities in Q2 2009 experienced a loss of GBP 2 million, largely because of continued difficult market conditions for mortgage and investment products.

Net income

Net income amounted to GBP 18 million, a decline compared to Q2 2008 due to lower underlying earnings and higher impairments. Net investment gains totaled GBP 25 million, including a GBP 12 million accounting gain on a derivative instrument for which hedge accounting could no longer be applied.

Commissions and expenses

Total commissions and expenses in the second quarter of 2009 were up 2% compared to Q2 2008. Commissions were lower because of a change in AEGON’s business mix in the United Kingdom. Operating expenses increased by 4% to GBP 106 million, due mainly to restructuring expenses. Q2 2008 had included a provision release related to incentive payments in the asset management business.

Sales and deposits

New life sales amounted to GBP 223 million in Q2 2009. Compared to the first quarter of 2009, sales were down mainly as a result of lower annuity sales. Sales were also down due to lower group pension sales.

Compared to Q2 2008, sales were down across most products. Group pension sales in Q2 2008 included one large case. Sales from investment bonds suffered from tax changes and worsening market conditions. New life sales in Q2 2008 had also included European variable annuities, which are now reported as deposits in Other countries from Q1 2009.

Value of new business

Value of new business in Q2 2009 decreased by 24% to GBP 39 million compared to Q1 2009, driven mainly by a decline in annuity volumes. The internal rate of return on new business in Q2 2009 in the United Kingdom decreased to 13.8%, down from 15.0% in Q1 2009.

Please refer to page 30 for more detailed information on VNB.

Revenue-generating investments

At the end of June 2009, revenue generating investments totaled GBP 47.1 billion in the United Kingdom, up from GBP 44.2 billion in Q1 2009. The increase primarily reflects an overall improvement in financial markets during the second quarter.

Local knowledge. Global power. | Page 18 of 33

UNITED KINGDOM - EARNINGS

GBP millions	Notes	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

Underlying earnings before tax by line of business
Life		11	7	57	11	—	18	19	(5)

Life and protection		11	7	57	11	—	18	19	(5)
Pensions and asset management		8	3	167	27	(70)	11	55	(80)
Distribution		(2)	(3)	33	—	N.M.	(5)	(2)	(150)

Underlying earnings before tax		17	7	143	38	(55)	24	72	(67)
Over/(under) performance of fair value items		2	(3)	N.M.	—	N.M.	(1)	—	N.M.

Operating earnings before tax		19	4	N.M.	38	(50)	23	72	(68)

Operating earnings before tax by line of business
Life		11	7	57	11	—	18	19	(5)

Life and protection		11	7	57	11	—	18	19	(5)
Pensions and asset management		10	—	N.M.	27	(63)	10	55	(82)
Distribution		(2)	(3)	33	—	N.M.	(5)	(2)	(150)

Operating earnings before tax		19	4	N.M.	38	(50)	23	72	(68)

Gains/(losses) on investments		25	9	178	—	N.M.	34	2	N.M.
Impairment charges		(31)	(13)	(138)	(9)	N.M.	(44)	(9)	N.M.
Other income/(charges)	9	30	(22)	N.M.	6	N.M.	8	(35)	N.M.

Income before tax		43	(22)	N.M.	35	23	21	30	(30)
Income tax attributable to policyholder return		(30)	22	N.M.	(6)	N.M.	(8)	35	N.M.

Income before income tax on shareholders return		13	—	N.M.	29	(55)	13	65	(80)
Income tax on shareholders return		5	5	—	(3)	N.M.	10	(8)	N.M.

Net income		18	5	N.M.	26	(31)	23	57	(60)

Net underlying earnings		21	10	110	31	(32)	31	61	(49)
Net operating earnings		22	8	175	31	(29)	30	61	(51)

Commissions and expenses		175	159	10	172	2	334	329	2
of which operating expenses		106	100	6	102	4	206	200	3

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 19 of 33

UNITED KINGDOM - SALES

GBP millions	Notes	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

New life sales	10
Life single premiums		1,017	1,317	(23)	1,728	(41)	2,334	3,226	(28)
Life recurring premiums annualized		122	133	(8)	166	(27)	255	307	(17)

Total recurring plus 1/10 single		223	265	(16)	339	(34)	488	630	(23)

Life		41	71	(42)	59	(31)	112	114	(2)
Pensions		182	194	(6)	280	(35)	376	516	(27)

Total recurring plus 1/10 single		223	265	(16)	339	(34)	488	630	(23)

Gross deposits (on and off balance) by line of business
Pensions and asset management		134	181	(26)	192	(30)	315	304	4

Total gross deposits		134	181	(26)	192	(30)	315	304	4

Net deposits (on and off balance) by line of business
Pensions and asset management		26	(257)	N.M.	(207)	N.M.	(231)	(248)	7

Total net deposits		26	(257)	N.M.	(207)	N.M.	(231)	(248)	7

REVENUE GENERATING INVESTMENTS
		June 30, 2009	Mar. 31, 2009%
Revenue generating investments (total)		47,136	44,208	7

Investments general account		5,858	5,157	14
Investments for account of policyholders		39,313	37,188	6
Off balance sheet investments third parties		1,965	1,863	5

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power. | Page 20 of 33

Other countries

•	Underlying earnings before tax increase to EUR 47 million

•	Net income of EUR 42 million, excluding one-time book loss of EUR 385 million on sale of Taiwanese life activities

•	New life sales increase 9%* to EUR 47 million compared to Q1 2009

•	Continued strong deposits driven by variable annuity sales in Europe and pensions business in Central & Eastern Europe

•	Value of new business increases 10%* to EUR 34 million, a result of strong performance in Spain

Overview

Underlying earnings from Other countries increased 34%* to EUR 47 million compared to Q2 2008, mainly as a result of improved life earnings in Central & Eastern Europe (CEE) and a higher contribution from La Mondiale Participations in France.

Other countries new life sales increased* compared to Q1 2009, mainly as a result of higher recurring premium sales in both Spain and CEE. Gross deposits declined* slightly compared to Q1 2009 to EUR 653 million as deposits in China were lower due to an increasingly competitive environment.

Underlying earnings before tax

Underlying earnings before tax from Other countries increased compared to Q2 2008 to EUR 47 million in Q2 2009.

•

Earnings from Life & Protection increased to EUR 18 million mainly as a result of higher surrender charges, a reduction in expenses in CEE, further business growth at AEGON’s joint ventures in Spain and the sale of its life activities in Taiwan;

•

The inclusion of variable annuities in Europe and continued growth at the asset management joint venture in China led to earnings of EUR 6 million from Individual Savings and Retirement products in Q2 2009;

•	Pensions & Asset Management earnings increased to EUR 5 million as a result of the introduction earlier this year of DPAC in the pension business in Hungary and Poland;

•	Earnings from General Insurance decreased to EUR 8 million as a result of higher claim ratios. Despite this increase, however, these ratios remained well within pricing assumptions;

•	The share of earnings from associate companies increased as a result of higher contribution from La Mondiale Participations in France.

Net income

Other countries recorded a net loss of EUR 343 million in the second quarter of 2009 as a result of a book loss of EUR 385 million from the sale of the company’s Taiwanese life insurance activities. Excluding this one-time loss, net income amounted to EUR 42 million, a strong increase compared to the same period last year*.

Commissions and expenses

Commissions and expenses decreased 4%* as higher operating expenses were more than offset by lower commissions and higher deferred expenses. Commissions decreased slightly* as a result of lower sales, while expanding operations led to an increase in expenses.

Sales and deposits

Market turmoil continued to affect sales compared to last year. New life sales totaled EUR 47 million in Q2 2009, an increase compared to Q1 2009*.

•	In CEE both single and recurring premium production increased compared to Q1 2009, resulting in total new life sales of EUR 18 million for the quarter;

•	In Asia, new life sales rose* to EUR 6 million. In China, new life sales increased as a result of strong recurring premium product sales, especially in the broker and bank channels;

•

New life sales in Spain were up 9% to EUR 24 million, primarily as a result of increased recurring premium production at AEGON’s joint ventures with savings banks compared to Q1 2009. New life sales from the partnership with CAM, which is not consolidated in AEGON’s accounts, amounted to EUR 57 million (on a 100% basis);

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•	Sales in the highly competitive non-life insurance market in Hungary remained stable compared with Q1 2009 at EUR 5 million.

Total gross deposits from Other countries decreased 7%* from Q1 2009 to EUR 653 million in Q2 2009 compared with Q1 2009.

•

Variable annuity deposits in Europe increased to EUR 162 million as sales in the United Kingdom were significantly higher as a result of lessening competition and the continued attractiveness of guaranteed products to customers;

•	Retail mutual fund deposits declined to EUR 292 million, mainly as a result of increased competition;

•	Pensions and Asset Management deposits increased to EUR 199 million, due to continued growth in the pension business in CEE.

Net deposits continued to be positive and totaled EUR 155 million in Q2 2009.

Value of new business

Value of new business from Other countries in Q2 2009 totaled EUR 34 million, an increase of 10%* compared to Q1 2009. In Spain, VNB increased to EUR 27 million, primarily as a result of higher sales and an improved business mix. In CEE, the decrease in VNB to EUR 11 million reflected adverse regulatory changes in the pension business and lower sales levels of unit-linked products due to the current uncertain economic environment.

With the sale of AEGON’s insurance operations in Taiwan, VNB in Asia has become negligible as higher production in China was more than offset by lower margins. Sales in India are not included in the current figures. Variable annuities in Europe contributed negatively to VNB, however, products are being re-priced.

At 40%, the internal rate of return from Other countries remains at a high level.

Please refer to page 30 for more detailed VNB information.

Revenue-generating investments

In Q2 2009, revenue-generating investments increased 14%* to EUR 10.8 billion, compared to Q1 2009.

*	Excluding Taiwan

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OTHER COUNTRIES - EARNINGS

EUR millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

Underlying earnings before tax by line of business
Life	17	7	143	6	183	24	23	4
Accident and health	1	1	—	1	—	2	3	(33)

Life and protection	18	8	125	7	157	26	26	—
Variable annuities	2	—	N.M.	(2)	N.M.	2	(1)	N.M.
Saving products	—	1	N.M.	1	N.M.	1	1	—
Retail mutual funds	4	4	—	4	—	8	5	60

Individual savings and retirement products	6	5	20	3	100	11	5	120
Pensions and asset management	5	5	—	3	67	10	6	67
General insurance	8	8	—	11	(27)	16	18	(11)
Share in net results of associates	10	4	150	5	100	14	13	8

Underlying earnings before tax	47	30	57	29	62	77	68	13
Over/(under) performance of fair value items	2	1	100	—	N.M.	3	—	N.M.

Operating earnings before tax	49	31	58	29	69	80	68	18

Operating earnings before tax by line of business
Life	17	7	143	6	183	24	23	4
Accident and health	1	1	—	1	—	2	3	(33)

Life and protection	18	8	125	7	157	26	26	—
Variable annuities	4	1	N.M.	(2)	N.M.	5	(1)	N.M.
Saving products	—	1	N.M.	1	N.M.	1	1	—
Retail mutual funds	4	4	—	4	—	8	5	60

Individual savings and retirement products	8	6	33	3	167	14	5	180
Pensions and asset management	5	5	—	3	67	10	6	67
General insurance	8	8	—	11	(27)	16	18	(11)
Share in net results of associates	10	4	150	5	100	14	13	8

Operating earnings before tax	49	31	58	29	69	80	68	18

Gains/(losses) on investments	2	4	(50)	5	(60)	6	5	20
Impairment charges	—	(5)	N.M.	—	N.M.	(5)	(1)	N.M.
Other income/(charges)	(385)	—	N.M.	—	N.M.	(385)	—	N.M.

Income before tax	(334)	30	N.M.	34	N.M.	(304)	72	N.M.
Income tax	(9)	(21)	57	(14)	36	(30)	(24)	(25)

Net income	(343)	9	N.M.	20	N.M.	(334)	48	N.M.

Net underlying earnings	38	9	N.M.	17	124	47	44	7
Net operating earnings	40	10	N.M.	17	135	50	44	14

Commissions and expenses	73	98	(26)	116	(37)	171	207	(17)
of which operating expenses	42	52	(19)	49	(14)	94	92	2

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OTHER COUNTRIES - SALES

EUR millions	Notes	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

New life sales	10
Life single premiums		94	112	(16)	121	(22)	206	293	(30)
Life recurring premiums annualized		37	39	(5)	55	(33)	76	94	(19)

Total recurring plus 1/10 single		47	50	(6)	67	(30)	97	123	(21)

Life		47	50	(6)	66	(29)	97	122	(20)
Saving products		—	—	N.M.	1	(100)	—	1	N.M.

Total recurring plus 1/10 single		47	50	(6)	67	(30)	97	123	(21)

New premium production accident and health insurance		1	2	(50)	1	—	3	3	—
New premium production general insurance		5	5	—	9	(44)	10	17	(41)

Gross deposits (on and off balance)
Variable annuities		162	115	41	47	N.M.	277	82	N.M.
Retail mutual funds		292	406	(28)	340	(14)	698	388	80
Pensions and asset management		199	185	8	153	30	384	304	26

Total gross deposits		653	706	(8)	540	21	1,359	774	76

Net deposits (on and off balance)
Variable annuities		147	109	35	43	N.M.	256	77	N.M.
Retail mutual funds		(59)	98	N.M.	110	N.M.	39	116	(66)
Pensions and asset management		67	93	(28)	81	(17)	160	173	(8)

Total net deposits		155	300	(48)	234	(34)	455	366	24

REVENUE GENERATING INVESTMENTS
		June 30, 2009	Mar. 31, 2009%
Revenue generating investments (total)		10,760 13,350		(19)

Investments general account		2,608	6,030	(57)
Investments for account of policyholders		2,046	2,085	(2)
Off balance sheet investments third parties		6,106	5,235	17

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Operational highlights first six months 2009

FINANCIAL OVERVIEW, H1 2009 YEAR-TO-DATE GEOGRAPHICALLY

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
438	18	Life and protection	328	130	21	26	—	505
(324)	—	Individual savings and retirement products	(243)	(19)	—	11	—	(251)
27	11	Pensions and asset management	21	83	11	10	—	125
158	—	Institutional products	118	—	—	—	—	118
(13)	—	Life reinsurance	(10)	—	—	—	—	(10)
—	(5)	Distribution	—	12	(5)	—	—	7
—	—	General insurance	—	(5)	—	16	—	11
—	—	Interest charges and other	—	—	—	—	(135)	(135)
(3)	—	Share in net results of associates	(2)	—	—	14	—	12

283	24	Underlying earnings before tax	212	201	27	77	(135)	382
198	(1)	Over/(under) performance of fair value items	149	(243)	(1)	3	(136)	(228)

481	23	Operating earnings before tax	361	(42)	26	80	(271)	154

		Operating earnings before tax by line of business
404	18	Life and protection	302	100	21	26	—	449
(284)	—	Individual savings and retirement products	(213)	(19)	—	14	—	(218)
12	10	Pensions and asset management	10	(130)	10	10	—	(100)
192	—	Institutional products	144	—	—	—	—	144
160	—	Life reinsurance	120	—	—	—	—	120
—	(5)	Distribution	—	12	(5)	—	—	7
—	—	General insurance	—	(5)	—	16	—	11
—	—	Interest charges and other	—	—	—	—	(271)	(271)
(3)	—	Share in net results of associates	(2)	—	—	14	—	12

481	23	Operating earnings before tax	361	(42)	26	80	(271)	154

32	34	Gains/(losses) on investments	25	68	38	6	71	208
(819)	(44)	Impairment charges	(614)	(106)	(49)	(5)	(5)	(779)
1	8	Other income/(charges)	—	—	9	(385)	—	(376)

(305)	21	Income before tax	(228)	(80)	24	(304)	(205)	(793)
504	2	Income tax	377	43	2	(30)	67	459

199	23	Net income	149	(37)	26	(334)	(138)	(334)

286	31	Net underlying earnings	215	148	35	47	(102)	343
415	30	Net operating earnings	311	(33)	34	50	(194)	168

Net income

AEGON reported a net loss for H1 2009 of EUR 334 million compared with net income of EUR 429 million for the same period the previous year. The net loss includes underlying earnings before tax of EUR 382 million, impairments totaling EUR 779 million, a EUR 228 million underperformance of fair value items (including a loss of EUR 136 million due to a narrowing of AEGON’s own credit spread), a EUR 385 million one-time loss related to the sale of the company’s Taiwanese life insurance activities and a tax benefit of EUR 459 million. Excluding the one-time loss related to the sale of AEGON’s Taiwan life insurance activities, total net income for H1 2009 amounted to EUR 51 million.

Underlying earnings before tax

AEGON’s underlying earnings in H1 2009 totaled EUR 382 million, a decline from H1 2008 – due mainly to lower financial markets and a narrowing in investment spreads. A decline in equity markets during Q1 2009 led to accelerated amortization of deferred policy acquisition costs in AEGON’s variable annuity business in the Americas.

Although equity markets did recover in the second quarter of 2009, the amortization of DPAC was not reversed due to the reversion to the mean methodology. Fee income was down in H1 2009 due to lower assets balances, in particular in the Americas and in the pension business in the United Kingdom. Earnings were also adversely affected by measures designed to preserve capital and reduce risk in the company’s asset portfolio. In the Americas, asset allocation to cash and treasury and agency bonds was increased significantly, following an announcement that the company would downsize its institutional spread business, which led to lower investment spreads during the first six months of 2009.

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Fair value items

Net income for H1 2009 included an underperformance on fair value items of EUR 228 million.

In the first half of 2009, certain alternative investment classes in the Americas, particularly real estate and private equity, underperformed expected long-term returns by EUR 205 million. During the period, the fair value of credit derivatives rose EUR 119 million, due to a significant decline in credit spreads.

Fair value items also include the under/over-performance of assets held through profit or loss and backing liabilities of a specific portfolio of group pension contracts in the Netherlands. In H1 2009, these assets underperformed expected long-term returns by EUR 54 million. Until the second quarter of 2009, the assets backing this portfolio of liabilities were accounted for as ‘fair value through profit or loss’. These assets were replaced at the beginning of Q2 2009 by a portfolio of assets accounted for as ‘available for sale’. As a result, this item will not recur in future quarters as a fair value item.

For consistency, the net impact of fair value movements in guarantees and related hedges in the Netherlands is now included under fair value items. Prior to the fourth quarter 2008, this item was reported under gains/losses on investments. Results for previous years have been adjusted to reflect this change (please refer to AEGON’s Financial Supplement).

In the first half of 2009, net fair value gains of EUR 216 million on guarantees and related hedges in the Americas were offset by the negative impact of EUR 189 million from fair value movements in guarantees and related hedges in the Netherlands.

The fair value of certain products with guarantees includes a credit spread in the discount rates, a reflection of dislocated, volatile and illiquid markets.

Three bonds issued by AEGON N.V. and their related hedge instruments are held at fair value through profit or loss and included in fair value items. AEGON’s credit spread narrowed substantially during the first half of 2009, leading to a loss on these bonds of EUR 136 million.

Net gains/losses on investments

In the first half of 2009, gains on investments totaled EUR 208 million, primarily the result of net gains on the sale of bonds and shares in the Netherlands and positive results from economic hedges in the Americas, the United Kingdom and at holding level.

Impairment charges

Impairment charges during the first half of 2009 amounted to EUR 779 million, including EUR 256 million related to subprime mortgage asset backed securities and a further EUR 157 million to residential mortgage backed securities, both in the Americas. The remaining impairments were primarily from corporate credit investments in the Americas, the United Kingdom and the Netherlands.

Tax

Net income in the first half of 2009 included a tax benefit of EUR 459 million, stemming from impairments, mark-to-market losses on fair value items and tax exempt items in the Netherlands and the Americas. AEGON also booked a tax gain of EUR 252 million related to cross border intercompany reinsurance transactions between Ireland and the United States. The loss from the sale of AEGON’s Taiwanese life activities did not lead to tax relief on earnings for the second quarter of 2009.

Commission and expenses

Commissions and expenses for the first half of 2009 were up 2% at constant currency. While commissions were lower, amortization charges were up, due to accelerated amortization of DPAC in the Americas’ variable annuity business. Operating expenses were up 3% at constant currency in H1 2009 as an increase in employee benefit and restructuring expenses in several businesses offset cost savings. Excluding the impact from these items, operating expenses were down 5% in H1 2009.

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Sales

New life sales

AEGON’s new life sales declined 28% in the first half of 2009 compared with the same period last year. Sales were down in most countries with the exception of Spain. The financial crisis and the change in economic conditions impacted unit-linked sales across several countries, as well as BOLI/COLI sales in the Americas. Life reinsurance sales were also down. Sales in the United Kingdom declined from record levels seen during the first half of last year. In the Netherlands, sales of group pensions proved volatile in H1 2009 following a standstill in the market in H2 2008.

Deposits

Total gross deposits excluding institutional guaranteed products rose 9% in the first half of 2009, compared with the same period the previous year, mainly as a result of higher fixed annuity sales. Variable annuity sales were also up, while sales of retirement plans in the pension business were strong, particularly when taking into account the impact of lower financial markets on existing investments. Pension deposits in Central & Eastern Europe remained strong, reflecting growth in the business as well as the inclusion of recent acquisitions.

Capital

At the end of June 2009, core capital, excluding AEGON’s revaluation reserves, was EUR 15.8 billion, down from EUR 16.2 billion at the end of 2008. Core capital, including the revaluation account, consisted of EUR 7.6 billion in shareholders’ equity and a further EUR 3 billion in convertible core capital securities. Shareholders’ equity had amounted to EUR 6.1 billion at the end of 2008.

Excess capital, above AA capital adequacy requirements, amounted to EUR 3.5 billion, an increase from EUR 2.9 billion at the end of 2008. During the first six months of 2009, the positive impact from statutory earnings and measures to preserve capital and reduce financial risk was partly offset by impairments and rating migration.

In its Annual Report 2008, AEGON extensively described certain risk categories and risk factors which could have a material adverse effect on its financial position and results. The company believes that the risks identified for the second half of 2009 are in line with the risks AEGON N.V. presented in its Annual Report 2008.

Equity market sensitivities

During Q2 2009, AEGON implemented a macro hedge program for equity exposure related to its retail variable annuity portfolio to reduce the sensitivity of AEGON’s capital position to equity market movements. This program, a combination of out-of-the-money put options and linear hedge instruments, is in place for twelve months, but can be extended for a longer period. The hedge instruments will be carried at fair value through profit or loss and will be reported in fair value items.

Outlook

As a result of actions taken, AEGON’s capital position remains strong with excess capital at the end of the second quarter of 2009 of EUR 3.5 billion over AA capital adequacy requirements, a strong improvement over the EUR 2.7 billion at the end of Q1 2009.

AEGON’s strong excess capital position allows the company to re-deploy capital in the business and reverse the earnings impact from de-risking initiatives, while continuing to focus on capital efficiency and reallocation of capital to markets with higher growth and return prospects. AEGON expects to continue to maintain an amount of excess capital substantially above AA capital adequacy requirements—an important safeguard against a possible deterioration in world financial markets.

Last year, AEGON announced cost savings measures totaling EUR 150 million in 2009. These cost measures are well on track to achieve the full year target.

Because of uncertain economic conditions, AEGON still expects an elevated level of asset impairments in its investment portfolio in 2009 compared to its long-term assumptions.

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Appendix II - Tables

NET UNDERLYING EARNINGS GEOGRAPHICALLY

EUR millions	Notes	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%
	1
Americas		259	(44)	N.M.	321	(19)	215	669	(68)
The Netherlands	6	93	55	69	92	1	148	184	(20)
United Kingdom		24	11	118	39	(38)	35	79	(56)
Other countries		38	9	N.M	17	124	47	44	7
Holding and other		(57)	(45)	(27)	(32)	(78)	(102)	(36)	(183)

Net underlying earnings		357	(14)	N.M.	437	(18)	343	940	(64)

OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Operating earnings before tax		373	(219)	N.M.	644	(42)	154	861	(82)
(Over)/under performance of fair value items - Americas		(181)	32	N.M.	(100)	(81)	(149)	274	N.M.
(Over)/under performance of fair value items - The Netherlands	6	53	190	(72)	37	43	243	191	27
(Over)/under performance of fair value items - United Kingdom		(2)	3	N.M.	—	N.M	1	—	N.M.
(Over)/under performance of fair value items - Other countries		(2)	(1)	(100)	—	N.M.	(3)	—	N.M.
(Over)/under performance of fair value items - Holding and other		163	(27)	N.M.	15	N.M.	136	(72)	N.M.

Underlying earnings before tax		404	(22)	N.M.	596	(32)	382	1,254	(70)

Net underlying earnings		357	(14)	N.M.	437	(18)	343	940	(64)

AMERICAS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

USD millions

Over/(under) performance of fair value items by line of business
Life and protection		11	(45)	N.M.	22	(50)	(34)	(8)	N.M.
Individual savings and retirement products		31	9	N.M.	29	7	40	(231)	N.M.
Pensions and asset management		(2)	(13)	85	4	N.M.	(15)	(3)	N.M.
Institutional products		133	(99)	N.M.	80	66	34	(164)	N.M.
Life reinsurance		67	106	(37)	6	N.M.	173	(13)	N.M.

Total over/(under) performance of fair value items		240	(42)	N.M.	141	70	198	(419)	N.M.

Total over/(under) performance of fair value items in EUR		181	(32)	N.M.	100	81	149	(274)	N.M.

THE NETHERLANDS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions	6

Over/(under) performance of fair value items by line of business
Life and protection		(4)	(26)	85	(2)	(100)	(30)	(21)	(43)
Pensions and asset management		(49)	(164)	70	(35)	(40)	(213)	(170)	(25)

Total over/(under) performance of fair value items		(53)	(190)	72	(37)	(43)	(243)	(191)	(27)

UNITED KINGDOM - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

GBP millions

Over/(under) performance of fair value items by line of business
Pensions and asset management		2	(3)	N.M.	—	N.M.	(1)	—	N.M

Total over/(under) performance of fair value items		2	(3)	N.M.	—	N.M.	(1)	—	N.M.

OTHER COUNTRIES - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Over/(under) performance of fair value items by line of business
Variable annuities		2	1	100	—	N.M.	3	—	N.M.

Total over/(under) performance of fair value items		2	1	100	—	N.M.	3	—	N.M.

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SALES

EUR millions	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%

New life sales	469	543	(14)	729	(36)	1,012	1,415	(28)
Gross deposits (on and off balance)	6,762	8,241	(18)	9,131	(26)	15,003	17,767	(16)

New life sales
Life single premiums	1,504	2,025	(26)	2,880	(48)	3,529	5,637	(37)
Life recurring premiums annualized	318	341	(7)	441	(28)	659	851	(23)

Total recurring plus 1/10 single	469	543	(14)	729	(36)	1,012	1,415	(28)

Life	213	249	(14)	280	(24)	462	564	(18)
Saving products	—	—	N.M.	1	N.M.	—	1	N.M.
Pensions	221	253	(13)	398	(44)	474	750	(37)
BOLI/COLI	1	1	—	4	(75)	2	13	(85)
Life reinsurance	34	40	(15)	46	(26)	74	87	(15)

Total recurring plus 1/10 single	469	543	(14)	729	(36)	1,012	1,415	(28)

New premium production accident and health insurance	146	164	(11)	141	4	310	307	1
New premium production general insurance	11	12	(8)	16	(31)	23	32	(28)

Gross deposits (on and off balance)
Fixed annuities	928	1,628	(43)	875	6	2,556	1,181	116
Variable annuities	949	714	33	717	32	1,663	1,402	19
Saving products	779	580	34	688	13	1,359	1,336	2
Retail mutual funds	671	642	5	908	(26)	1,313	1,472	(11)
Pensions and asset management	2,319	2,829	(18)	2,461	(6)	5,148	5,644	(9)
Institutional guaranteed products	1,115	1,848	(40)	3,481	(68)	2,963	6,730	(56)
Life reinsurance	1	—	N.M.	1	—	1	2	(50)

Total gross deposits	6,762	8,241	(18)	9,131	(26)	15,003	17,767	(16)
Total gross deposits excl. institutional guaranteed products	5,647	6,393	(12)	5,650	—	12,040	11,037	9

Net deposits (on and off balance) by line of business
Fixed annuities	145	688	(79)	(24)	N.M.	833	(819)	N.M.
Variable annuities	412	78	N.M.	(102)	N.M.	490	(254)	N.M.
Saving deposits	43	(67)	N.M.	114	(62)	(24)	42	N.M.
Retail mutual funds	23	(98)	N.M.	416	(94)	(75)	587	N.M.
Pensions and asset management	246	506	(51)	180	37	752	1,350	(44)
Institutional guaranteed products	(1,432)	(2,354)	39	401	N.M.	(3,786)	(794)	N.M.
Life reinsurance	(12)	(16)	25	(14)	14	(28)	(29)	3

Total net deposits	(575)	(1,263)	54	971	N.M.	(1,838)	83	N.M.
Total net deposits excl. institutional guaranteed products	857	1,091	(21)	570	50	1,948	877	122

EMPLOYEE NUMBERS

	At June 30, 2009	At Dec. 31, 2008
Number of employees	29,463	31,425

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VALUE OF NEW BUSINESS AND IRR

EUR millions, after tax	VNB EUR Q2 2009	VNB EUR Q1 2009%		VNB EUR Q2 2008%		VNB EUR Ytd 2009	VNB EUR Ytd 2008%
Americas	66	79	(16)	100	(34)	145	179	(19)
The Netherlands	36	31	16	11	N.M.	67	22	N.M.
United Kingdom	45	57	(21)	64	(30)	102	117	(13)
Other Countries	34	33	3	38	(11)	68	80	(15)

Total	181	201	(10)	212	(15)	382	398	(4)

Eur millions, after tax	IRR % Q2 2009	IRR% Q1 2009		IRR% Q2 2008
Americas	11.1	10.3		12.4
The Netherlands	29.5	14.1		10.4
United Kingdom	13.8	15.0		13.4
Other Countries	39.5	37.0		42.8

Total	21.9	17.8		18.0

MODELED NEW BUSINESS, APE AND DEPOSITS

	Premium business APE						Premium business APE
EUR millions	Notes	Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%
	11
Americas		245	266	(8)	268	(9)	511	562	(9)
The Netherlands		44	78	(44)	97	(55)	122	171	(29)
United Kingdom		261	312	(16)	424	(38)	573	802	(29)
Other Countries		104	114	(9)	106	(2)	218	208	5

Total		654	769	(15)	895	(27)	1,423	1,743	(18)

		Deposit business Deposits					Deposit business Deposits
EUR millions		Q2 2009	Q1 2009%		Q2 2008%		Ytd 2009	Ytd 2008%
Americas		5,112	5,252	(3)	6,627	(23)	10,364	12,624	(18)
Other Countries		186	136	37	23	N.M.	322	52	N.M.

Total		5,298	5,389	(2)	6,649	(20)	10,687	12,676	(16)

VNB/PVNBP SUMMARY

	Premium business					Premium business
		VNB	PVNBP	VNB/PVNBP	VNB/APE	VNB	PVNBP	VNB/PVNBP	VNB/APE
EUR millions	Notes	Q2 2009%			%	Ytd 2009%			%
	12
Americas		33	1,106	3.0	13.5	65	2,337	2.8	12.6
The Netherlands		36	353	10.3	82.4	67	1,000	6.7	55.1
United Kingdom		45	1,619	2.8	17.3	102	3,643	2.8	17.8
Other Countries		36	821	4.4	34.6	71	1,752	4.0	32.4

Total		151	3,900	3.9	23.0	305	8,732	3.5	21.4

		Deposit business				Deposit business
		VNB	PVNBP	VNB/PVNBP	VNB/ Deposits	VNB	PVNBP	VNB/PVNBP	VNB/ Deposits
EUR millions	Notes	Q2 2009%			%	Ytd 2009%			%
	12
Americas		33	6,502	0.5	0.6	80	12,887	0.6	0.8
Other Countries		(2)	347	(0.7)	(1.2)	(3)	667	(0.4)	(0.8)

Total		30	6,849	0.4	0.6	78	13,554	0.6	0.7

Local knowledge. Global power. | Page 30 of 33

Notes:

1)

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable. In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products, and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON the Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON’s credit spread resulted in a loss of EUR 163 mln in Q2 2009 on the fair value movement on these bonds.

2)	Net income refers to net income attributable to equity holders of AEGON N.V.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

In order to maintain consistency in definitions, starting in the fourth quarter 2008, the net impact of the fair value movements of guarantees and the related hedges in the Netherlands has been excluded from underlying earnings. Previously, differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, were reported in gain/losses on investments. Results from previous years have been adjusted.

7)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
8)	All ratios exclude AEGON’s revaluation reserve.
9)

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

10)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

11)	APE = recurring premium + 1/10 single premium.
12)	PVNBP: Present Value New Business Premium.

Currencies

Income statement items: average rate 1 EUR = USD 1.3349 (2008: USD 1.5309).

Income statement items: average rate 1 EUR = GBP 0.8920 (2008: GBP 0.7763).

Balance sheet items: closing rate 1 EUR = USD 1.4134 (2008: USD 1.5764; year-end 2008: USD 1.3917).

Balance sheet items: closing rate 1 EUR = GBP 0.8521 (2008: GBP 0.7923; year-end 2008: GBP 0.9525).

Local knowledge. Global power. | Page 31 of 33

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,500 people and have over 40 million customers across the globe.

Key figures	Second quarter 2009	Full year 2008

Underlying earnings before tax	EUR 404 million	EUR 1.57 billion

New life sales	EUR 469 million	EUR 2.63 billion

Gross deposits	EUR 6.8 billion	EUR 40.75 billion

Revenue generating investments (End of period)	EUR 342 billion	EUR 332 billion

Group Corporate Communications & Investor Relations

Media relations	Media conference call
Phone: + 31 (0)70 – 344 8956	8:00 am CET
E-mail: gcc-ir@aegon.com	Audio webcast on www.aeegon.com

Investor relations	Analyst & investor call
Phone: + 31 (0)70 – 344 8305	3:00 pm CET
or 877 548 9668 – toll free USA only	Audio webcast on www.aegon.com
E-mail: ir@aegon.com	Call-in numbers (listen only):
USA: +1 480 629 9822
UK: + 44 208 515 2316
NL: +31 20 796 5332

Website: www.aegon.com

Supplements:

AEGON’s Q2 2009 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

Video interview Alex Wynaendts: available on www.aegon.com at 7.45 a.m.

Local knowledge. Global power. | Page 32 of 33

Disclaimers

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, underlying earnings before tax, net underlying earnings and value of new business. The reconciliation of underlying earnings before tax and operating earnings before tax to the most comparable IFRS measures is provided on page 9. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 28.

Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures.

AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Local knowledge. Global power. | Page 33 of 33